Exhibit 4.41

Power of Attorney

Xiaofeng Yu, a citizen of China with Chinses Identification No.: ******, and a holder of RMB10,101.01 in the registered capital of Beijing Fancy Reader Technology Co., Ltd. (the “Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Momo Information Technology Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by Xiaofeng Yu now and in the future in the Company (the “Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of Xiaofeng Yu as its exclusive agent and attorney with respect to all matters concerning the Shareholding, including without limitation to: 1) attending shareholders’ meetings of the Company; 2) exercising all the shareholder’s rights and shareholder’s voting rights Xiaofeng Yu is entitled to under the laws of China and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of the Shareholding in part or in whole; and 3) designating and appointing on behalf of Xiaofeng Yu the legal representative, directors, supervisors, chief executive officer and other senior management members of the Company.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on behalf of Xiaofeng Yu, execute all the documents Xiaofeng Yu shall sign as stipulated in the Exclusive Option Agreement entered into by and among Xiaofeng Yu, the WFOE and the Company on October 1, 2019 and the Equity Pledge Agreement entered into by and among Xiaofeng Yu, the WFOE and the Company on June 13, 2019(including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with the Shareholding conducted by the WFOE shall be deemed as Xiaofeng Yu’s own actions, and all the documents related to the Shareholding executed by the WFOE shall be deemed to be executed by Xiaofeng Yu. Xiaofeng Yu hereby acknowledges and ratifies those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to Xiaofeng Yu or obtaining Xiaofeng Yu’s consent.

During the period that Xiaofeng Yu is a shareholder of the Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, Xiaofeng Yu hereby waives all the rights associated with the Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by itself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Xiaofeng Yu

By:	/s/ Xiaofeng Yu

October 1, 2019

Accepted by

Beijing Momo Information Technology Co., Ltd.

By:	/s/ Yan Tang /common seal/
Name:	Tang Yan
Title:	Legal Representative

Acknowledged by

Beijing Fancy Reader Technology Co., Ltd. (Seal)

By:	/s/ Taizhong Wang /common seal/
Name:	Taizhong Wang
Title:	Legal Representative